

Noise Makers Studios

Noise Makers Studios
Financial Presentation



Our Talented Team



Owner/Audio Engineer

Jordan Samson



Graphic Designer/Videographer

Mike Laber



Assistant Engineer/Producer

Caleb Cooper

Picture Gallery Layout





Our business is great in the sense of our overall startup costs and maintenance. We already own nearly fifty percent of what we need, having bought equipment personally over the last five years, cutting our initial start up costs in half. Though we became an LLC in 2017, each person on our team had been working independtly in their field for at least five years. What is setting us apart is our diversity of services. Instead of a client needing to work with three different companies to obtain a television ad, custom created jingle, logo, and merchandise, they can obtain everything needed through Noise Makers. By offering such diverse services we are able to offer more affordable pricing.

We have built a solid team with a diverse set of skills and passion. Jordan, Owner, knows his field and knows business. He currently also works full time in management for a growing fifty billion dollar company. Mike laber, videographer, currently works full time as the media manager and videogapher for a nonprofit. He spends all his free time brainstorming ideas for Noise Makers and interfacing with local businesses and possible clients. Caleb Cooper, producer and label manager, currently works full time at a correctional facility and spends a good amount of time promoting the business and interacting with local musicians, bringing in business.

Working full time we have allowed all revenue to be invested back into the business, which is a model we plan to continue in until the business is strong enough to support a team twice our size. Moving slowly enough to create a sustainable business and yet growing quick enough to condense our original ten year growth plan down to five years. Located near Worcester, ma we have a long reach into five states, with New Hampshire, Connecticut, Rhode Island, and New York all within less that a days drive we have endless opportunities.

Revenue Breakdown FY2017 – $134,800

All of our projections are put together using extremely conservative figures and rates. We would rather undersell and exceed than put our head in the clouds flop.

Audio Recording	Mixing	Videography	DJ/Graphic Design



350/day

$37,100



50/hr

$31,200



15 – Major
30 – Minor

$30,000



500 – DJ
100 - GD

$36,500

Depending on the commercial space we get we would charge 400-600 a day. Also, corporate jobs payout a good deal higher than this rate.

Mixing is generally by the hour, but we offer discounts on block rates and full projects.

Videography varies. We figure this averaging out 15 major productions at $1000(which is on the cheap side) and 10 minor projects at $500

Generally DJ events run from $600-$1500. We figured this number charging only $500 an event. The possibilities with graphic design are endless, but we only plugged in 100 projects at $100 a piece.

Projection FY 2017

While initial growth over 2017 could be slow we are projecting strong numbers and though the payback rate is calculated at 5% we all plan to continue our full time jobs for the next five years and plan to payback investors at a rate of 50% or our annual revenue. We firmly believe your investment will be doubled within a maximum of three years.



Initial investment
Equipment cost and marketing
Rent, renovations, and security
2017 projection cut in half
Five percent return on half of first 2017 projection
2018 projection mirroring 2017
100%
$60,000
67%
$40,000
33%
$20,000
123%
$67,400
5%
$3,370
225%
$134,800

Four Year Revenue Projection

2017

$67,400

2018

$134,800

2019

$185,700

2020

$250,000

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Lowball projection for FY 2017. Time spent building our network and clientele, marketing, and renovating a commercial space.

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Growth projected to double that of 2017. Planned to pay back the first half owed to investors by 2018.

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Sustainable growth will continue to drive us forward. Planned to have investors fully paid back their doubled investment of $120,000.

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With the funds previously used to payback investors, we reinvest that money into growth reaching more potential clientele.

A Few Final Thoughts

- A good chunk of our business is word of mouth, which pushes us to provide only the best customer service and satisfaction.
- We patronize small and local businesses within our communities, often interfacing with the business owners and addressing how me might be able help their business and addressing potential partnerships in the future.
- We cut costs in every way we can think of. We have a long term plan of using solar and other green technology for all our power and become the first 100% "green" recording studio.
- We stay cutting edge with technology, offering HD zero latency audio and 4K HD video production.
- We believe that volunteering and being involved in the community is importance and once we are full time with this business we will volunteer a minimum 30 hours a month helping in the community.
- After five years we will be able to offer paid internship with hiring possibilities, creating jobs and providing valuable experience to the next generation.
- Strong social media presence and local advertising spreads the word of our business and brings in more clients.



THANK YOU

A: Worcester, MA
T: 1 508 581 4414
W: noisemakersstudios.com

f Facebook.com/noisemakersstudios

@noisemstudio